SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of March 2006
Enel Società per Azioni
Viale Regina Margherita 137
00198, Rome
Italy
          Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
          Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
          If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Certain of the information included in this Report is forward looking and is subject to important risks and uncertainties that could cause actual results to differ materially. The Company’s core business includes the generation, distribution and sale of electricity and the distribution and sale of gas. The Company also has investments in the telecommunications sector and certain other activities. The Company’s outlook is predominately based on its interpretation of what it considers to be the key economic factors affecting its businesses. Forward-looking statements with regard to the Company’s businesses involve a number of important factors that are subject to change, including: the many interrelated factors that affect customers’ demand, including general economic conditions, industry trends, and increased competition in each of the Company’s markets; the Company’s ability to implement successfully its cost reduction program; the Company’s ability to implement its strategy to focus on its core energy business; future capital expenditure and investments; legislation, particularly that relating to the regulation of the markets for electricity and other public utility services, tariff regimes, the environment, trade and commerce and infrastructure development; the actions of competitors in various industries in which the Company competes; production difficulties, including capacity and supply constraints; labor relations; interest rates and currency exchange rates; political and civil unrest; and other risks and uncertainties.

The information included in this Report has been given to Commissione Nazionale per le Società e la Borsa (CONSOB), the Italian public authority regulating Italian capital markets, and/or to Borsa Italiana S.p.A., the company owning and managing the Mercato Telematico Azionario, the Italian automated screen-based trading system on which the ordinary shares of Enel Società per Azioni are listed, or is otherwise furnished pursuant to General Instruction B to the General Instructions to Form 6-K.

Table of contents:
-	Press Release dated February 25, 2006;
-	Press Release dated February 27, 2006;
-	Press Release dated March 1, 2006;
-	Press Release dated March 2, 2006;
-	Press Release dated March 6, 2006;
-	Press Release dated March 8, 2006;
-	Press Release dated March 13, 2006;
-	Press Release dated March 23, 2006;
-	Notice of a change in the share capital of Enel S.p.A. dated March 2, 2006;
-	Notices relating to trading of Enel shares by Senior Management dated from February 10, 2006 to February 22, 2006;
-	Analyst Presentation dated March 23, 2006 – 2005 Results/2006-2010 Plan

Press Release
Rome, February 25, 2006 – Enel confirms that, within its European growth strategy, is examining several opportunities of expanding abroad and is studying several files such as Spain, France and Eastern Europe. Electrabel is among those files.
When the review of those files is completed, Enel will undertake related decision thus informing immediately the market.

Press Release
Rome, February 27, 2006 – Standard & Poor’s Ratings Services revised its outlook on Enel S.p.A. to negative from stable. At the same time the agency confirmed its ratings on Enel S.p.A.: ‘A+’ on long-term rating and ‘A-1’ on short-term rating.

Press Release
ENEL: THE BOARD EXAMINES THE SUEZ-ELECTRABEL CASE
Rome, March 1, 2006 – The Board of Directors of Enel met today under the chairmanship of Piero Gnudi and made a detailed study of the Suez-Electrabel case from an industrial, financial, institutional and legal perspective.
Enel CEO Fulvio Conti also informed the Directors on the actions undertaken by the Italian government at the European Commission as well as regarding the talks with the Minister of the Economy and Finance, Giulio Tremonti, and the Minister of Productive Activities, Claudio Scajola.

Press Release
ENEL STEPS INTO ELECTRICITY SUPPLY IN RUSSIA
•	The company signs the MoU to set up a joint-venture with the Russian power supplier RusEnergoSbyt for $105 million.

•	This agreement further strengthens Enel’s position in Russia and paves the way for the company in having a main role in the deregulation process of the Russian market.
Roma, March 2, 2006 - Enel has today announced the signing of a Memorandum of Understanding to set up a joint-venture with power supplier RusEnergoSbyt (RES), a company associated with Grigory Berezkin, Chairman of the ESN Group. Thanks to this agreement Enel can access the supply market of the Russian Federation through the co-operation with the biggest independent supplier of the Russian power sector, operating in the wholesale and retail of electricity since 2003.
Enel will pay $105 million for this transaction.
RES supplies with electricity major industrial customers nation-wide, further enhancing its offer package with value-added services among which there is remote metering and consulting system, thus allowing better electricity consumption management. High profile customers such as Gazprom, Rosneft and the Russian Railways, as well as many households are part of the company’s wide portfolio.
Thanks to this transaction Enel will establish a strong position in the supply market thus building a long-term relationship with main players of the energy sector in Russia. Enel can join a business with a huge growth potential, since RES is set to double its sales from 11 TWh in 2005 to 22 TWh in 2006. In 2005 RES posted revenues of 285 million euro and an EBITDA of 11 million euro.

This transaction further strengthens Enel position in the Russian market where the company has operated since 2004 through the management of North West Thermal Power Plant in St. Petersburg under mandate from RAO UES.
RES will benefit from Enel experience in the electricity supply business and Russian customers will enjoy the most advanced services while taking advantage of lower purchasing costs over time. Enel can therefore position itself in the electricity supply sector of a rapidly growing market thus acquiring a natural hedge into a country of a strategic importance for the company’s foreign expansion plans.

Press Release
Rome, March 6, 2006 - With reference to recent media reports, Enel confirms that it has nothing to add to the information contained in the Company’s previous statements.

Press Release
Rome, March 8, 2006 - The Enel Board of Directors met today under the chairmanship of Piero Gnudi and examined the 2005 financial statements of Enel’s subsidiaries. The Board also decided to bring forward its meeting scheduled on March 23rd, to March 22nd. At this meeting the Board will approve Enel Group’s 2005 consolidated financial statements and Enel SpA’s proposed statutory financial statements as of December 31, 2005, as well as the proposed allocation of net income.
The Board continued to review international opportunities while waiting for further clarity from the European institutional environment.

Press Release
ENEL AND HERA SIGN AN AGREEMENT FOR THE TRANSFER OF THE POWER GRID OF 18 MUNICIPALITIES IN THE PROVINCE OF MODENA
•	Enel transfers 80,000 clients
•	Consideration for the transaction: 107.5 million euro
Rome, March 13, 2006 – Today, Enel and Hera have signed the preliminary agreement for the transfer of the Enel power distribution grid of 18 municipalities in the Province of Modena, for a total consideration of 107.5 million euro. This agreement supersedes the previous one subscribed on February 18, 2005.
The business unit of Enel to be transferred comprises over 3,700 kilometres of grid, with 42 operators, which serves about 80,000 clients in the municipalities of Castelnuovo Rangone, Fanano, Fiumalbo, Guiglia, Lama Mocogno, Marano sul Panaro, Montecreto, Montese, Pavullo nel Frignano, Pievepelago, Polinago, Riolunato, San Cesario sul Panaro, Savignano sul Panaro, Sestola, Spilamberto, Vignola and Zocca.
The price was agreed taking into account Hera’s request to acquire the business unit only following its contribution to a company specifically incorporated for that purpose, thus ensuring that the fiscal burden of the transaction essentially weighs upon the purchaser.
The finalisation of the transaction, expected by the end of this year, is subject to approval of the Ministry of Productive Activities, authorisation from the Antitrust Authority, and notification to the trade unions.

Press Release
Enel: the Board approves 2005 results
•	Revenues 34,059 million euro (31,011 million euro in 2004, +9.8%)
•	EBITDA 7,745 million euro (7,003 million euro net of stranded costs in 2004, +10.6%; 8,071 million euro including stranded costs, -4.0%)
•	EBIT 5,538 million euro (4,802 million euro net of stranded costs in 2004, +15.3%; 5,870 million euro including stranded costs, -5.7%)
•	Group net income 3,895 million euro (2,631 million euro in 2004, +48.0%)
•	Net debt 12,312 million euro (24,514 million euro in 2004, -49.8%)
•	Proposed dividend of 0.44 euro per share (to be added to 0.19 euro per share already paid out as interim dividend in November 2005)
The balance sheet data as of December 31, 2005 excludes the value of assets sold during the year (Terna and Wind). The income statement figures mentioned below (excluding Group net income) do not take into account – in either 2004 or 2005 — any profits or losses generated by these companies prior to their date of sale (recognized as discontinued operations) as well as any capital gains for Enel related to their sale and posted in 2004 and 2005.
Rome, March 23, 2006 – The Board of Directors of Enel S.p.A., chaired by Piero Gnudi, yesterday evening approved the Group’s results for 2005.
Consolidated financial highlights (millions of euro):

	2005	2004	Change
Revenues (1)	34,059	31,011	+9.8%
EBITDA	7,745	8,071	-4.0%
EBITDA net of past stranded costs	7,745	7,003	+10.6%
EBIT	5,538	5,870	-5.7%
EBIT net of past stranded costs	5,538	4,802	+15.3%
Group net income	3,895	2,631	+48.0%
Net financial debt at December 31	12,312	24,514	-49.8%

(1)	Including effects of the Single Buyer’s activities following the launch of the Pool on April 1, 2004

Commenting on the figures, Enel’s CEO, Fulvio Conti, said: “I am highly satisfied with our excellent 2005 results, which recorded a significant growth in profitability compared with 2004. Cost-cutting measures, the ongoing reconversion program of generation plants and the contribution from international activities allow to forecast an increase of the Group’s average EBITDA of at least 3% a year until 2007. Further growth could be generated through new acquisitions abroad.”
RECENT KEY EVENTS
▪	October 2005: Enel acquired Metanodotti Padani, Metanodotti Trentini, and Easygas, active in the distribution and supply of gas in the provinces of Rovigo, Padova, Trento, Mantova, Ferrara and Modena, for a total consideration of 23 million euro.
▪	November 2005: Enel renewed its Medium Term Notes and Commercial Paper programs. The size of the MTN program stood at 10 billion euro, while the size of the Commercial Paper program was increased from 2.5 to 4 billion euro.
▪	December 2005: Enel reached an agreement for the acquisition of Simeo from the German group Thüga and business segment E.ON Vendita in Sicily (Italy) from E.ON for a total consideration of 37 million euro. Simeo operates in the distribution of gas and E.ON Vendita is active in the supply of gas to 24,000 customers in the provinces of Agrigento, Catania, Enna and Palermo, all served by Simeo.
▪	February 2006: Enel sold to a Weather subsidiary a 6.28% stake in Wind Telecomunicazioni SpA for a consideration of 328 million euro and increased its stake in Weather to 26.1% following the contribution to the latter of its remaining 30.97% shareholding in Wind.
▪	March 2006: Enel signed a Memorandum of Understanding to set up a joint venture with Russian power supplier and trader RusEnergoSbyt, for a total investment of 105 million U.S. dollar. This agreement strengthens Enel’s position in Russia thus allowing the Company to seize opportunities arising from the deregulation of the Russian energy market.
DIVIDENDS
▪	Proposed final dividend for 2005 of 0.44 euro per share (in addition to the 0.19 euro per share paid out as interim dividend in November 2005).
▪	In accordance with the Company’s current dividend policy, Enel shareholders will receive an interim dividend on 2006 results in November of this year.

OUTLOOK
Efficiency programmes, cost-cutting measures undertaken in all business segments and international expansion will continue to produce positive effects in 2006. Therefore 2006 results are expected improve on 2005 levels.
GROUP FINANCIAL TARGETS
▪	OPEX reduction expected at more than 200 million euro per year from 2007 compared to 2005.
▪	EBITDA CAGR for the 2005 – 2007 period to be at least 3%.
▪	2007 International EBITDA as a percentage on the total expected in the same year to be higher than 10%.
▪	ROACE stable at 17% in 2007, even with increased investments in Italy and abroad.
2005 CONSOLIDATED RESULTS
Revenues amounted to 34,059 million euro in 2005, an increase of 9.8% on 2004 (31,011 million euro). This increase is mainly attributable to: (i) the launch of the Pool on April 1, 2004 and the full operational effectiveness of the Single Buyer resulting in sales of electricity occurring externally to the Single Buyer rather than internally to Group distribution companies, with a related increase in costs and revenues and (ii) a 1,427 million euro increase in international revenues from energy trading, and to generation and distribution activities attributable to international subsidiaries.
EBITDA came to 7,745 million euro, posting a 326 million euro decline (-4.0%) compared to 2004 (8,071 million euro). Net of 2004 stranded costs, 2005 EBITDA posted a 10.6% year-on-year growth, from 7,003 million euro in 2004: the Generation and Energy Management division registered a growth of 438 million euro (+13.4%); the Networks and Sales divisions posted an increase of 207 million euro (+5.9%); Corporate, Services and Other Activities recorded an increase of 98 million euro.
EBIT totalled 5,538 million euro, representing a decrease of 332 million euro compared to 2004 (-5.7% year-on-year). Compared to the 2004 figure net of stranded costs (4,802 million euro), 2005 EBIT grew by 15.3% year-on-year with an increase of 736 million euro.
Group net income totalled 3,895 million euro, an increase of 1,264 million euro or 48.0% on 2004. Group net income excluding extraordinary items related to discontinued operations increased to 2,742 million euro, compared to 1,862 million euro a year earlier.

The consolidated balance sheet as of December 31, 2005 recorded a total shareholders’ equity of 19,416 million euro (19,066 million euro at end-2004) and net financial debt of 12,312 million euro (24,514 million euro a year earlier), posting a decrease of 12,202 million euro. The decrease was mainly attributable to the sale of controlling stakes in Terna e Wind occurred in 2005 and the resulting deconsolidation of debt. The debt-equity ratio at the end of 2005 was 0.63, compared to 1.29 at end-2004.
Capital expenditure on tangible and intangible assets came to 3,257 million euro in 2005, compared to 3,834 million euro in 2004, down by 15.0% mainly due to the deconsolidation of Terna and Wind.
Group employees: as of December 31, 2005 Enel employed 51,778 people, compared to 61,898 in 2004. This reduction is mainly attributable to the deconsolidation of Wind and Terna, which was partially offset by the acquisition of the Romanian power companies Electrica Banat and Electrica Dobrogea, the net effect of which resulted in a reduction of 7,591 employees. The difference in new hires and employees leaving the business was negative for 2,529 units.
PARENT COMPANY 2005 RESULTS
The 2005 financial statements for Enel S.p.A. have been prepared according to Italian GAAP (Generally Accepted Accounting Principles). Enel S.p.A. will report according to International Financial Standards (IFRS/IAS), which have already been adopted for the reporting of the consolidated financial statements, from January 1, 2006. Enel S.p.A. is the holding company for the Enel Group, setting strategic objectives for Group companies and coordinating their activities.
Financial highlights (million euro):

	2005	2004	Change
Revenues	1,088	1,614	-32.6%
EBIT	25	651	-96.2%
Net result from investments	1,374	(1,063)	—
Net extraordinary income	1,470	7,696	-80.9%
Net income	2,715	7,272	-62.7%
In 2005 Enel S.p.A. posted revenues of 1,088 million euro, (1,614 million euro in 2004). The Company’s electricity sales under long-term import contracts came to 814 million euro, representing an increase of 47 million euro on 2004 (+6.1%), mainly due to an increase in the average unit sale price, in a context of substantially stable imported volumes. The 526 million euro decrease in revenues in 2005 is largely attributable to the reimbursement in 2004 of stranded costs associated with the import of liquefied natural gas from Nigeria between 2000 and 2003 (555 million euro).
EBIT has declined to 25 million euro in 2005, compared to 651 million euro in 2004, reflecting the decrease in revenues and increased operating costs.
Net result from investments in 2005 included dividends distributed by subsidiaries on 2004 income amounting to 1,542 million euro, and the write-down of investments of 168 million euro. Charges incurred in 2004 (1,063 million euro) were mostly referred to the write-down to market value of the investment in Wind, net of dividends distributed by subsidiaries.
Net extraordinary income amounted to 1,470 million euro in 2005, which can be accounted for in large part by the capital gains realised through the sale of 43.85% of Terna. In 2004 net extraordinary income included the net positive impact related to the effects of the reversal of the write-down of investments effected in prior years for fiscal reasons only, the capital gains achieved through the sale of 50% stake in Terna and the capital gains on disposals – carried out as part of the reorganisation of the Group structure — of the holdings in Enel Green Power to Enel Produzione and in Enel Distribuzione Gas to Enel Distribuzione.
Net income was 2,715 million euro compared with 7,272 million euro in 2004.
Net financial debt as of December 31, 2005 amounted to 2,854 million euro, compared to 1,282 million euro at the end of 2004. The 1,572 million euro increase was mainly accounted for by the acquisition of the holding in Enel Finance International S.A., previously held by Enel Produzione and Enel Distribuzione, carried out as part of the reorganisation of the Group structure.
Shareholders’ equity as of December 31, 2005 amounted to 14,972 million euro compared to 15,301 million euro at the end of 2004. The 329 million euro decrease can be explained as the difference among distributed dividends (2,214 million euro as final dividend on 2004 results and 1,169 million euro as interim dividend for 2005); the 2005 net profit (2,715 million euro); and a 339 million euro capital increase deriving from options exercised under the 2001-2004 Stock Option plans.
SHAREHOLDERS’ MEETING AND DIVIDENDS
The Board of Directors will recommend that the Shareholders’ Meeting convened for 25 May 2006 at first call and 26 May 2006 at second call approve the payment of a final dividend for 2005 of 0.44 euro per share, an amount which exceeds the minimum dividend payment of 0.42 euro per share announced to the market on September 8, 2005. The Board, as already disclosed to the market, has proposed June 19, 2006 as the ex-dividend date and June 22, 2006 as the final dividend payment date. Such dividend will be paid out of Enel S.p.A.’s 2005 net income, which amounts to 2,715 million euro (of which 1,169 million euro have already been paid out as interim dividend, as outlined below) and out of a portion of retained earnings.
It should be reminded that the Board of Directors on September 8, 2005 and September 29, 2005, approved the distribution to shareholders of an interim dividend for 2005 of 0.19 euro per share paid on November 24, 2005, with November 21, 2005 as the ex-dividend date.
The Board may add items to the Shareholders’ Meeting agenda following the discussion at its next meeting.
BOND ISSUES AND MATURING BONDS
During the course of 2005 Enel S.p.A. carried out two bond issues, targeted to Italian retail investors, for a total amount of 1 billion euro, and made a private placement of two new tranches of a bond contracted with an insurer for a total amount of 87 million euro.
In particular:
▪	On March 10, 2005 Enel issued a fixed-rate public bond, maturing on 14 March 2012 and targeted to Italian retail investors, for a total amount of 600 million euro.
▪	On March 10, 2005 Enel issued a floating-rate public bond, maturing on 14 March 2012 and targeted to Italian retail investors, for a total amount of 400 million euro.
Between January 1, 2006 and June 30, 2007 bonds totalling around 529 million euro, all issued by Enel S.p.A., are scheduled to mature. In particular:
▪	On November 28, 2006 a fixed-rate bond of 150 million euro, privately placed with institutional investors, will mature.
The 2005 results will be presented to financial analysts and institutional investors at 9.30 a.m. at Vinopolis, Stoney Street entrance, in London. This will be followed by a press conference. The event will be transmitted in real time on Enel’s website www.enel.it.
Once the presentation has begun, support materials will be available on the same website in the Investor Relations section. The Consolidated Income Statement, the Statement of financial data and the Statement of Cash Flows and the reclassified statements for the Parent company, Enel SpA., follow. These tables and related notes (relative to 2005 results) have been delivered to the Board of Statutory Auditors and the External Auditors for their evaluation.

Attached the analysis of results and targets by Division.
*****
OPERATING REVIEW AND TARGETS BY DIVISION
In November 2005 Enel announced a new organizational structure, with the creation of an International division encompassing all the Group’s resources devoted to generation and distribution activities outside of Italy, the responsibility for which had previously been shared among other divisions. The 2005 results, however, are reported according to the old Group structure, in order to maintain consistency and continuity with the results reported throughout the year.
°°°°°
Generation & Energy Management Division
Results (million euro):

	2005	2004	Change
Revenues	14,215	13,028	+9.1%
EBITDA	3,704	3,780	-2.0%
EBIT	2,565	2,531	+1.3%
Capital Expenditure	1,027	857	+19.8%
Domestic operations
The Generation and Energy Management division posted revenues of 13,376 million euro, up by 930 million euro (+7.5%) compared to the same period in 2004.
EBITDA was 3,415 million euro, representing an increase of 363 million euro (+11.9%) from the EBITDA posted in 2004 (net of stranded costs).
EBIT was 2,403 million euro, representing an increase of 481 million euro from the EBIT in 2004 (net of stranded costs).
Net power generation in 2005 came to 112.1 billion kWh, a decrease of 10.9% on output in 2004 (125,9 billion kWh). Thermal generation decreased by 10.9%, and hydro by 13.2%, due to better water supply in 2004. The decline in geothermal production (-108 million kWh) was offset by a 134 million kWh increase of production from renewable sources, due to the contribution of new wind plants.
Enel reduced production from fuel oil by 25.8%, and that from coal by 2.5%. Natural gas generation from simple-cycle plants also decreased by 7.0%.
Targets
By 2010, Enel expects to generate 50% of its electricity from coal, 30% from renewables and 20% from gas CCGT. The efficiency program aims at an O&M thermal generation target of 10,200 euro per MW by 2007. Enel is one of the leading generators of renewable energy in the world and it is the Group’s intention to continue to invest heavily in this area. Enel has therefore invested 800 million euro over the last three years in maintenance and development projects in wind, geothermal and hydro and has identified other investments of 1.3 billion to be completed by 2010.
International operations
In 2005 the international operations of the Generation and Energy Management division generated revenues of 914 million euro, a 292 million euro increase on 2004 (+46.9%). In 2005 the overall net power generation produced abroad amounted to 13,625 million kWh compared to 12,321 million kWh a year earlier.
EBITDA from international operations reached 290 million euro, from 215 million euro in 2004, representing an increase of 34.9%.
EBIT stood at 162 million euro, up by 96 million euro from 2004, reflecting EBITDA growth.
°°°°°
Networks and Sales Divisions
Results (million euro):

	2005	2004	Change
Revenues	20,422	19,254	+6.1%
EBITDA	3,737	3,530	+5.9%
EBIT	2,778	2,693	+3.2%
Capital expenditure	1,692	1,711	-1.1%
Operating Results
Electricity — domestic operations
Revenues in the Networks and Sales divisions deriving from the electricity business totalled 17,905 million euro, an increase of 431 million euro (+2.5%) compared to 2004.
EBITDA stood at 3,303 million euro, up by 75 million euro (+2.3%) compared to 2004.
EBIT reached 2,487 million euro, down by 18 million euro from 2004.

Electricity — international operations
Enel operates in electricity distribution and supply in Spain through Electra de Viesgo Distribucion, Barras Electricas Galaico Asturianas and Viesgo Energia, and in Romania through Electrica Banat and Electrica Dobrogea. Electricity supplied through these subsidiaries in 2005 totalled 8,093 million kWh, up by 3,635 million kWh from the previous year (+81.5%).
Revenues from electricity distribution activities in 2005 totalled 913 million euro, up 522 million euro from 2004.
EBITDA was 192 million euro, posting a 115 million euro increase from 2004.
EBIT reached 143 million euro, compared to 46 million euro in 2004.
Gas
In 2005 revenues in the gas sector amounted to 1,602 million euro compared to 1,396 million euro posted in 2004 (+14.8%). Revenues related to the supply of gas to final customers in 2005 were 1,556 million euro, representing a 166 million euro increase from 2004 (+11.9%). Volumes supplied were down by 98 million cubic metres (-1.9%) to 5,088 million cubic metres. As of December 31, 2005 the Gas area reached 2,143,000 clients (up from 1,966,000 in 2004). Including the activities of Enel Trade (Generation and Energy Management Division), gas volumes reached 6,705 million cubic metres for total revenues of 1,920 million euro.
In 2005 EBITDA stood at 242 million euro compared to 225 million euro of 2004 (+7.6%).
EBIT was 148 million euro, up by 6 million euro compared to the previous year.
Targets
Sales Division
Enel is targeting to increase its share of free market sales from 18 TWh in 2005 to 81 TWh in 2010, thus serving 12 million customers. In Gas, Enel plans to keep growing its volumes sold as far as its gas supply contracts allow that and is targeting 7.5 billion cubic metres of gas sales by 2010.
Networks Division
Enel aims to continue to surpass Italian Regulatory Authority quality targets and gain additional quality bonuses estimated at 90 million euro per year in 2006 and 2007. In 2005, Enel started a process re-engineering project aimed at improving efficiency in the Group’s infrastructure and network. Total savings of 150 million euro are expected by 2007. In 2005, Enel achieved its cash-cost per customer target of 119 euro one year ahead of time. Enel is targeting 107 euro cash cost per customer by 2010.
°°°°°

Services and Other Activities
Results (million euro):

	2005	2004	Change
Revenues	1,660	1,794	-7.5%
EBITDA	249	214	+16.4%
EBIT	154	106	+45.3%
Capital expenditure	99	112	-11.6%
The Services and Other Activities area provides competitive services to Enel’s other divisions while optimising its own activities on the external market. In May 2005 Enel sold 100% of the capital of Enel.Hydro to the Compagnie Générale des Eaux SA, a company of the Veolia Environnement group.
Revenues in 2005 were 1,660 million euro, compared to 1,794 million euro in 2004 (-7.5%).
EBITDA was 249 million euro, posting a 35 million euro increase from 2004 (+16.4%).
EBIT was 154 million euro, up from 106 million euro in 2004 (+45.3%).

Enel Group Income Statement

In millions of euro			2005	2004

A	Revenues
	Revenues from sales and services		32,272	28,658
	Other revenues		1,787	2,353
		[SubTotal]	34,059	31,011
B	Costs
	Raw materials and consumables		20,633	16,800
	Services		3,057	3,106
	Personnel		2,762	3,224
	Depreciation, amortization and write-downs		2,207	2,201
	Other operating expenses		911	783
	Capitalized costs		(1,049)	(973)
		[SubTotal]	28,521	25,141

C	Operating income		5,538	5,870

D	Financial income (expenses) and income (expenses) from investments		(714)	(827)
E	Income (expenses) from equity investments		(30)	(25)

F	Income before taxes		4,794	5,018

G	Income taxes		1,934	2,116

H	Result from continuing operations		2,860	2,902

I	Result from discontinued operations		1,272	(155)

L	Net income (Group and Minority interest)		4,132	2,747
	of which:
M	Minority interests		237	116
N	Group		3,895	2,631
	Earning per share (euro)		0.67	0.45
	Diluted earning per share (euro) (1)		0.67	0.45
	Result from continuing operations per share		0.46	0.48
	Diluted result from continuing operations per share (1)		0.46	0.48
	Result from discontinued operations per share		0.21	(0.03)
	Diluted result from discontinued operations per share (1)		0.21	(0.03)

(1)	Calculated by the average amount of ordinary shares (n. 6,171,352,406) adjusted with the diluted effect of the stock options of the period (29 millions of euro).

Enel Group Statement of Cash flows

In millions of euro	2005	2004

Net income (including minority interests)	4,132	2,747
Adjustments for:
Amortization of intangible assets	308	491
Depreciation of property, plant and equipment	2,561	2,994

Effects of exchange rate changes (including cash and cash equivalents)	22	(1)
Accruals	781	1,042
Financial expense (income)	808	1,001
Income tax provision	2,147	1,498
Capital gains/losses and other non-cash items	(1,295)	1,081
Cash generated by operations before change in net working capital	9,464	10,853

Net change in provisions (including termination indemnities)	(814)	(1,078)
(Increase)/Decrease in inventories	125	(39)
(Increase)/Decrease in accounts receivable trade	(1,919)	(768)
(Increase)/Decrease in financial and non-financial assets/liabilities	250	(1,546)
Increase/(Decrease) in account payables	1,265	819
Interest and other financial income received	202	341
Interest and other financial expense paid	(1,065)	(1,473)
Taxes paid	(1,815)	(2,274)
Cash flows from operating activities (a)	5,693	4,835

Capital expenditure on property, plant and equipment	(3,037)	(3,538)
Capital expenditure on intangible assets	(220)	(296)
Acquisition of subsidiaries, net of cash acquired	(524)	(126)

Disposal of subsidiaries, net of cash disposed	4,652	1,941
Other change in fixed assets	221	66
Cash flows from investing activities (b)	1,092	(1,953)

Change in net financial debt	(3,524)	1,039
Dividends paid	(3,472)	(4,256)
Exercise of stock options	339	241
Minority capital contributions	3	10
Cash flows from financing activities (c)	(6,654)	(2,966)

Effects of exchange rate changes on cash and cash equivalents (d)	14	(5)

Cash flow generated (employed) in the year (a+b+c+d)	145	(89)

Cash and cash equivalents at beginning of the year	363	452

Cash and cash equivalents at end of the year	508	363

Enel Group Statement of financial data

In millions of euro	at December 31, 2005	at December 31, 2004

Net fixed assets:
- Tangible and intangible assets	30,795	40,064
- Goodwill	1,575	6,709
- Equity method investments	1,797	190
- Other non-current assets net	1,469	(266)
Total	35,636	46,697

Net working capital:
- Accounts receivable trade	8,316	8,027
- Inventories	884	1,345
- Other current assets (liabilities) and Cassa Conguaglio, net	(1,882)	(1,798)
- Account payables	(6,610)	(6,818)
Total	708	756

Gross capital employed	36,344	47,453

Provisions:
- Employee termination indemnity and similar obligations	(2,662)	(2,910)
- Provisions for risk and charges and net deferred taxes	(1,954)	(963)
Total	(4,616)	(3,873)

Net capital employed	31,728	43,580

Total Shareholders’ Equity	19,416	19,066

Net financial debt	12,312	24,514

Enel S.p.A. — Income Statement

Millions of euro	2005	2004	2005-2004

Revenues:
- Sales of Electricity	814	767	47
- Other revenues from Group companies	237	253	(16)
- Other revenues	37	594	(557)
Total revenues	1,088	1,614	(526)

Operating costs:
- Personnel	83	86	(3)
- Electricity purchased	604	577	27
- Services, leases and rentals	211	179	32
- Other costs	85	45	40
Total operating costs	983	887	96

GROSS OPERATING MARGIN	105	727	(622)

Depreciation, amortization and accruals	80	76	4

OPERATING INCOME	25	651	(626)

- Net result from investments	1,374	(1,063)	2,437
- Net financial expense	(170)	(262)	92
- Extraordinary items	1,470	7,696 (1)	(6,226)

INCOME BEFORE TAXES	2,699	7,022	(4,323)

Income taxes	(16)	(250)	234

NET INCOME	2,715	7,272 (1)	(4,557)

(1)	Extraordinary items and Net income include euro 2,241 million related to the effects of the reversal of tax-related entries connected primarily to the write-down of investments, in application of new regulations,

Enel S.p.A. — Statement of Cash Flows

Millions of euro	2005	2004	2005-2004

Net income	2,715	7,272	(4,557)
Depreciation and amortization	13	5	8
Write-down of investments	168	2,946	(2,778)
Net capital gains on the sale of investments	(1,481)	(5,494)	4,013
Net change in provisions (including employee termination indemnity)	31	(294)	325
Effects of reversal of tax-related entries	—	(2,241)	2,241

Cash generated by operations before changes in net working capital	1,446	2,194	(748)
(Increase)/Decrease:
Net receivables from subsidiaries	1	508	(507)
Net tax receivables	(165)	(79)	(86)
Other assets and liabilities	341	(413)	754
Cash flows from operating activities	1,623	2,210	(587)

(Investments) / Disposal of equity investments	36	7,430	(7,394)
Change of other assets	(187)	(8)	(179)
Cash generated by (employed in) investing activities	(151)	7,422	(7,573)

Change in net financial debt with third parties:
- medium and long-term	157	(210)	367
- short-term	(1,550)	(433)	(1,117)
Change in net financial debt with Group companies	2,991	(5,134)	8,125
Dividend paid and interim dividend paid	(3,383)	(4,209)	826
Exercise of stock options	339	241	98
Cash employed in financing activities	(1,446)	(9,745)	8,299

CASH FLOW GENERATED (EMPLOYED) IN THE YEAR	26	(113)	139
BEGINNING CASH BALANCE	20	133	(113)

ENDING CASH BALANCE	46	20	26

Enel S.p.A. — Balance Sheet

Millions of euro	at Dec 31, 2005	at Dec 31, 2004	2005-2004

Net fixed assets:
- Tangible and intangible assets	31	33	(2)
- Investment and other financial	17,698	16,074	1,624
Total	17,729	16,107	1,622

Net current assets:
- Trade receivables	189	158	31
- Other assets and net receivables from Cassa Conguaglio	1,050	1,435	(385)
- Net receivables from subsidiaries and associates	(92)	(91)	(1)
- Net tax receivables	572	407	165
- Trade payables	(308)	(327)	19
- Other liabilities	(333)	(327)	(6)
Total	1,078	1,255	(177)

Gross capital employed	18,807	17,362	1,445

Provisions	(981)	(779)	(202)

Net capital employed	17,826	16,583	1,243

Shareholders’ Equity	14,972	15,301	(329)
Net financial debt	2,854	1,282	1,572

Total	17,826	16,583	1,243

Notice of a change in the share capital of Enel S.p.A.
Enel S.p.A. informs the market of the new composition of its share capital (entirely subscribed and paid up) following the partial execution – during the period between February 1, 2006 and February 22, 2006 – of the resolutions to increase the aforesaid capital adopted by the Board of Directors at its meetings on April 10, 2003 (for the Stock-option Plan for the year 2002), April 7, 2004 (for the Stock-option Plan for the year 2003) and March 30, 2005 (for the Stock-option Plan for the year 2004). Specifically, in the aforesaid period between February 1, 2006 and February 22, 2006 a total of 9,494,945 ordinary Enel S.p.A. shares were issued and subscribed, of which (i) 206,250 shares regarding the Stock-option Plan for the year 2002, (ii) 7,836,795 shares regarding the Stock-option Plan for the year 2003 and (iii) 1,451,900 shares regarding the Stock-option Plan for the year 2004. The Board of Directors had been specifically authorized to resolve such capital increases by the extraordinary Shareholders’ Meetings of May 25, 2001 (regarding the Stock-option Plan for the year 2002), May 23, 2003 (regarding the Stock-option Plan for the year 2003) and May 21, 2004 (regarding the Stock-option Plan for the year 2004). The attestation regarding the new amount of the share capital was filed for recording with the register of companies in Rome on March 2, 2006.

	Current share capital			Previous share capital
	Euro	N. of shares	Par value each	Euro	N. of shares	Par value each
Total	6,166,984,541	6,166,984,541	1 Euro	6,157,489,596	6,157,489,596	1 Euro

Of which:
Ordinary shares	6,166,984,541	6,166,984,541	1 Euro	6,157,489,596	6,157,489,596	1 Euro
(rank for dividend pari passu: January 1, 2005) current coupon number 7

Notices relating to trading of Enel shares by Senior Management
Company: Enel S.p.A.
Reference period: 1st quarter (January – March) 2006

Disclosure:	periodic	immediate	delayed

Declarer: Gianluca Comin	Title: Director of Communication Department Enel S.p.A.
Disclosure of transactions referred to in article 2.6.4, paragraph 1, letter a), of the Market Regulations, as well as of convertible bonds

						Amount
		Financial				paid/received in the
Date	Transaction [1]	instrument [2]	ISIN code	Quantity	Unit price	transaction	Source [3]
February	S	AZO Enel	IT0003128367	60,000	€5.240	€314,400.00	Exercise of
22, 2006							stock options

February	V	AZO Enel	IT0003128367	60,000	€7.140	€428,400.00	Market
22, 2006							transaction

Sub-TOTAL (A) [4]						€742,800.00

Disclosure of transactions referred to in article 2.6.4, paragraph 1, letters b) e c), of the Market Regulations, with the exclusion of convertible bonds

						Actual			Potential
					Underlying	investment/disinvestment			investment/disinvestment
		Financial		ISIN	financial		Unit			Unit		Fea-
Date	Transaction [5]	instrument [6]	Category [7]	code	instrument [8]	Qty	price	Amount	Qty	price	Amount	tures [9]
—	—	—	—	—	—	—	—	—	—	—	—	—

Sub-TOTAL (B) [10]											0

TOTAL (A) + (B)											€742,800.00

[1]	Indicate the kind of transaction:
A = Purchase;
V = Sale;
S = Subscription;
O = other, in which case specify.

[2]	Indicate the financial instrument involved in the transaction:
AZO = ordinary shares;
AZP = preferred shares;
AZR = saving shares;
OBCV = convertible bonds;
O = other, in which case specify the financial instrument.
Also indicate the company that issued the financial instrument involved in the transaction.

[3]	Indicate the kind of action from which the transaction derives:
- market transaction;
- off-market transaction;
- conversion of convertible bonds;
- exercise of stock options or preemptive rights;
- exercise of warrants;
- exercise of derivative instruments or covered warrants;
- other, in which case specify.

[4]	Indicate the total amount of the transactions listed in the form.

[5]	Indicate the kind of transaction:
A = Purchase;
V = Sale;
O = other, in which case specify.

[6]	Indicate the kind of derivative financial instrument involved in the transaction:
W = warrants;
OPZ = options;
PR = traditional option contracts;
CW = covered warrants;
O = other, in which case specify.

[7]	Indicate the category of derivative financial instrument involved in the transaction:
C = call;
P = put;
O = other, in which case specify.

[8]	Indicate the financial instrument underlying the derivative contract (or the warrant or covered warrant) and the company that issued such financial instrument.

[9]	Indicate the main conditions characterizing the derivative financial instrument (or the warrant or covered warrant) involved in the transaction (including at least: strike price, exercise ratio and expiry date).

[10]	Indicate the total amount of the transactions listed in the form, calculated taking in consideration the potential investment/disinvestment.

Company: Enel S.p.A.
Reference period: 1st quarter (January – March) 2006

Disclosure:	periodic	immediate	delayed

Declarer: Fabio Bonomo	Title: Company Law and Securities Exchange Regulations Compliance Manager Enel S.p.A.
Disclosure of transactions referred to in article 2.6.4, paragraph 1, letter a), of the Market Regulations, as well as of convertible bonds

Date	Transaction	Financial instrument	ISIN code	Quantity	Unit price	Amount paid/received in the transaction	Source
February 2, 2006	S	AZO Enel	IT0003128367	5,000	€5.240	€26,200.00	Exercise of stock options

February 2, 2006	V	AZO Enel	IT0003128367	5,000	€7.000	€35,000.00	Market transaction

February 21, 2006	S	AZO Enel	IT0003128367	5,000	€5.240	€26,200.00	Exercise of stock options

February 21, 2006	V	AZO Enel	IT0003128367	5,000	€6.900	€34,500.00	Market transaction

February 22, 2006	S	AZO Enel	IT0003128367	5,000	€5.240	€26,200.00	Exercise of stock options

February 22, 2006	V	AZO Enel	IT0003128367	5,000	€7.100	€35,500.00	Market transaction

					Sub-TOTAL(A)	€183,600.00

Disclosure of transactions referred to in article 2.6.4, paragraph 1, letters b) e c), of the Market Regulations, with the exclusion of convertible bonds

						Actual			Potential
					Underlying	investment/disinvestment			investment/disinvestment
		Financial		ISIN	financial		Unit			Unit		Fea-
Date	Transaction	instrument	Category	code	instrument	Qty	price	Amount	Qty	price	Amount	tures
—	—	—	—	—	—	—	—	—	—	—	—	—

Sub-TOTAL (B)											0

TOTAL (A) + (B)											€183,600.00

For an explanation of certain information presented in the table above, please see the notes to the corresponding cell in the first table presented in these “Notices relating to trading of Enel shares by Senior Management”
*****

Company: Enel S.p.A.
Reference period: 1st quarter (January – March) 2006

Disclosure:	periodic	immediate	delayed

Declarer: Giulio Antonio Carone	Title: Head of Planning and Control Department Enel Distribuzione S.p.A.
Disclosure of transactions referred to in article 2.6.4, paragraph 1, letter a), of the Market Regulations, as well as of convertible bonds

		Financial				Amount paid/received in the
Date	Transaction	instrument	ISIN code	Quantity	Unit price	transaction	Source
February 22, 2006	S	AZO Enel	IT0003128367	37,893	€5.240	€198,559.32	Exercise of stock options

February 22, 2006	V	AZO Enel	IT0003128367	37,893	€7.060	€267,524.58	Market transaction

February 22, 2006	S	AZO Enel	IT0003128367	20,400	€6.242	€127,336.80	Exercise of stock options

February 22, 2006	V	AZO Enel	IT0003128367	20,400	€7.060	€144,024.00	Market transaction

					Sub-TOTAL (A)	€737,444.70

Disclosure of transactions referred to in article 2.6.4, paragraph 1, letters b) e c), of the Market Regulations, with the exclusion of convertible bonds

						Actual			Potential
					Underlying	investment/disinvestment			investment/disinvestment
		Financial		ISIN	financial		Unit			Unit		Fea-
Date	Transaction	instrument	Category	code	instrument	Qty	price	Amount	Qty	price	Amount	tures

—	—	—	—	—	—	—	—	—	—	—	—	—

									Sub-TOTAL (B)			0

									TOTAL (A) + (B)		€737,444.70

For an explanation of certain information presented in the table above, please see the notes to the corresponding cell in the first table presented in these “Notices relating to trading of Enel shares by Senior Management”
*****

Company: Enel S.p.A.
Reference period: 1st quarter (January – March) 2006

Disclosure:	periodic	immediate	delayed

Declarer: Sandro Fontecedro	Title: Chairman of the Board of Directors of Enel Produzione S.p.A. and Chief Operating Officer of Generation & Energy Management Division
Disclosure of transactions referred to in article 2.6.4, paragraph 1, letter a), of the Market Regulations, as well as of convertible bonds

		Financial				Amount paid/received
Date	Transaction	instrument	ISIN code	Quantity	Unit price	in the transaction	Source
February 14, 2006	S	AZO Enel	IT0003128367	37,500	€6.242	€234,075.00	Exercise of stock options

February 14, 2006	V	AZO Enel	IT0003128367	37,500	€6.870	€257,625.00	Market transaction

February 21, 2006	S	AZO Enel	IT0003128367	30,000	€6.242	€187,260.00	Exercise of stock options

February 21, 2006	V	AZO Enel	IT0003128367	30,000	€7.070	€212,100.00	Market transaction

					Sub-TOTAL (A)	€891,060.00

Disclosure of transactions referred to in article 2.6.4, paragraph 1, letters b) e c), of the Market Regulations, with the exclusion of convertible bonds

						Actual			Potential
					Underlying	investment/disinvestment			investment/disinvestment
		Financial		ISIN	financial		Unit			Unit		Fea-
Date	Transaction	instrument	Category	code	instrument	Qty	price	Amount	Qty	price	Amount	tures
—	—	—	—	—	—	—	—	—	—	—	—	—

Sub-TOTAL (B)											0

TOTAL (A) + (B)											€891,060.00

For an explanation of certain information presented in the table above, please see the notes to the corresponding cell in the first table presented in these “Notices relating to trading of Enel shares by Senior Management”
*****

Company: Enel S.p.A.
Reference period: 1st quarter (January – March) 2006

Disclosure:	periodic	immediate	delayed

Declarer: Paola Raffaella Giannone	Title: HR Development Manager Enel S.p.A.
Disclosure of transactions referred to in article 2.6.4, paragraph 1, letter a), of the Market Regulations, as well as of convertible bonds

						Amount
		Financial				paid/received in the
Date	Transaction	instrument	ISIN code	Quantity	Unit price	transaction	Source
February	S	AZO Enel	IT0003128367	20,290	€5.240	€106,319.60	Exercise of
22, 2006							stock options

February	V	AZO Enel	IT0003128367	20,290	€7.115	€144,363.35	Market
22, 2006							transaction

Sub-TOTAL (A)						€250,682.95

Disclosure of transactions referred to in article 2.6.4, paragraph 1, letters b) e c), of the Market Regulations, with the exclusion of convertible bonds

						Actual			Potential
					Underlying	investment/disinvestment			investment/disinvestment
		Financial		ISIN	financial		Unit			Unit		Fea-
Date	Transaction	instrument	Category	code	instrument	Qty	price	Amount	Qty	price	Amount	tures
—	—	—	—	—	—	—	—	—	—	—	—	—

Sub-TOTAL (B)											0

TOTAL (A) + (B)											€250,682.95

For an explanation of certain information presented in the table above, please see the notes to the corresponding cell in the first table presented in these “Notices relating to trading of Enel shares by Senior Management”
*****

Company: Enel S.p.A.
Reference period: 1st quarter (January – March) 2006

Disclosure:	periodic	immediate	delayed

Declarer: Maria Cristina Milano	Title: Head of Communication Department Enel Produzione S.p.A.
Disclosure of transactions referred to in article 2.6.4, paragraph 1, letter a), of the Market Regulations, as well as of convertible bonds

						Amount
		Financial				paid/received in the
Date	Transaction	instrument	ISIN code	Quantity	Unit price	transaction	Source
February	S	AZO Enel	IT0003128367	20,290	€5.240	€106,319.60	Exercise of
22, 2006							stock options

February	V	AZO Enel	IT0003128367	20,290	€7.100	€144,059.00	Market
22, 2006							transaction

Sub-TOTAL (A)						€250,378.60

Disclosure of transactions referred to in article 2.6.4, paragraph 1, letters b) e c), of the Market Regulations, with the exclusion of convertible bonds

						Actual			Potential
					Underlying	investment/disinvestment			investment/disinvestment
		Financial		ISIN	financial		Unit			Unit		Fea-
Date	Transaction	instrument	Category	code	instrument	Qty	price	Amount	Qty	price	Amount	tures
—	—	—	—	—	—	—	—	—	—	—	—	—

Sub-TOTAL (B)											0

TOTAL (A) + (B)											€250,378.60

For an explanation of certain information presented in the table above, please see the notes to the corresponding cell in the first table presented in these “Notices relating to trading of Enel shares by Senior Management”
*****

Company: Enel S.p.A.
Reference period: 1st quarter (January – March) 2006

Disclosure:	periodic	immediate	delayed

Declarer: Massimo Romano	Title: Director of Institutional and Regulation Affairs Department Enel S.p.A.
Disclosure of transactions referred to in article 2.6.4, paragraph 1, letter a), of the Market Regulations, as well as of convertible bonds

						Amount
		Financial				paid/received in the
Date	Transaction	instrument	ISIN code	Quantity	Unit price	transaction	Source
February	S	AZO Enel	IT0003128367	451,314	€ 5.240	€2,364,885.36	Exercise of
22, 2006							stock options

February	V	AZO Enel	IT0003128367	451,314	€7.1866	€3,243,413.19	Market
22, 2006							transaction

Sub-TOTAL (A)						€5,608,298.55

Disclosure of transactions referred to in article 2.6.4, paragraph 1, letters b) e c), of the Market Regulations, with the exclusion of convertible bonds

						Actual			Potential
					Underlying	investment/disinvestment			investment/disinvestment
		Financial		ISIN	financial		Unit			Unit		Fea-
Date	Transaction	instrument	Category	code	instrument	Qty	price	Amount	Qty	price	Amount	tures
—	—	—	—	—	—	—	—	—	—	—	—	—

Sub-TOTAL (B)											0

TOTAL (A) + (B)											€5,608,298.55

For an explanation of certain information presented in the table above, please see the notes to the corresponding cell in the first table presented in these “Notices relating to trading of Enel shares by Senior Management”
*****

Company: Enel S.p.A.
Reference period: 1st quarter (January — March) 2006

Disclosure:	periodic	immediate	delayed
Declarer: Vito Rossi			Title: Head of Department of Corporate Affairs Enel Produzione S.p.A.
Disclosure of transactions referred to in article 2.6.4, paragraph 1, letter a), of the Market Regulations, as well as of convertible bonds

						Amount
		Financial				paid/received in the
Date	Transaction	instrument	ISIN code	Quantity	Unit price	transaction	Source
February	S	AZO Enel	IT0003128367	10,290	€5.240	€53,919.60	Exercise of
21, 2006							stock options

February	V	AZO Enel	IT0003128367	10,290	€7.060	€72,647.40	Market
21, 2006							transaction

Sub-TOTAL (A)						€126,567.00

Disclosure of transactions referred to in article 2.6.4, paragraph 1, letters b) e c), of the Market Regulations, with the exclusion of convertible bonds

						Actual			Potential
					Underlying	investment/disinvestment			investment/disinvestment
		Financial		ISIN	financial		Unit			Unit		Fea-
Date	Transaction	instrument	Category	code	instrument	Qty	price	Amount	Qty	price	Amount	tures
—	—	—	—	—	—	—	—	—	—	—	—	—

Sub-TOTAL (B)											0

TOTAL (A) + (B)											€126,567.00

For an explanation of certain information presented in the table above, please see the notes to the corresponding cell in the first table presented in these “Notices relating to trading of Enel shares by Senior Management”
*****

Company: Enel S.p.A.
Reference period: 1st quarter (January — March) 2006

Disclosure:	periodic	immediate	delayed
Declarer: Claudio Sartorelli			Title: Director of Department of Corporate Affairs Enel S.p.A.
Disclosure of transactions referred to in article 2.6.4, paragraph 1, letter a), of the Market Regulations, as well as of convertible bonds

						Amount
		Financial				paid/received in the
Date	Transaction	instrument	ISIN code	Quantity	Unit price	transaction	Source
February	S	AZO Enel	IT0003128367	85,938	€5.240	€450,315.12	Exercise of
17, 2006							stock options

February	V	AZO Enel	IT0003128367	85,938	€6.900	€592,972.20	Market
17, 2006							transaction

Sub-TOTAL (A)						€1,043,287.32

Disclosure of transactions referred to in article 2.6.4, paragraph 1, letters b) e c), of the Market Regulations, with the exclusion of convertible bonds

						Actual			Potential
					Underlying	investment/disinvestment			investment/disinvestment
		Financial			financial		Unit			Unit		Fea-
Date	Transaction	instrument	Category	ISIN code	instrument	Qty	price	Amount	Qty	price	Amount	tures
—	—	—	—	—	—	—	—	—	—	—	—	—

Sub-TOTAL (B)											0

TOTAL (A) + (B)											€1,043,287.32

For an explanation of certain information presented in the table above, please see the notes to the corresponding cell in the first table presented in these “Notices relating to trading of Enel shares by Senior Management”
*****

Company: Enel S.p.A.
Reference period: 1st quarter (January — March) 2006

Disclosure:	periodic	immediate	delayed
Declarer: Francesco Starace			Title: Chief Operating Officer of Market Division
Disclosure of transactions referred to in article 2.6.4, paragraph 1, letter a), of the Market Regulations, as well as of convertible bonds

						Amount
		Financial				paid/received in the
Date	Transaction	instrument	ISIN code	Quantity	Unit price	transaction	Source
February	S	AZO Enel	IT0003128367	85,938	€ 5.240	€450,315.12	Exercise of
10, 2006							stock options

February	V	AZO Enel	IT0003128367	85,938	€6.8716	€590,531.56	Market
10, 2006							transaction

Sub-TOTAL (A)						€1,040,846.68

Disclosure of transactions referred to in article 2.6.4, paragraph 1, letters b) e c), of the Market Regulations, with the exclusion of convertible bonds

						Actual			Potential
					Underlying	investment/disinvestment			investment/disinvestment
		Financial			financial		Unit			Unit		Fea-
Date	Transaction	instrument	Category	ISIN code	instrument	Qty	price	Amount	Qty	price	Amount	tures
—	—	—	—	—	—	—	—	—	—	—	—	—

Sub-TOTAL (B)											0

TOTAL (A) + (B)											€1,040,846.68

For an explanation of certain information presented in the table above, please see the notes to the corresponding cell in the first table presented in these “Notices relating to trading of Enel shares by Senior Management”
*****

Company: Enel S.p.A.
Reference period: 1st quarter (January — March) 2006

Disclosure:	periodic	immediate	delayed
Declarer: Carlo Tamburi			Title: Director of Purchase and Services Department Enel S.p.A.
Disclosure of transactions referred to in article 2.6.4, paragraph 1, letter a), of the Market Regulations, as well as of convertible bonds

						Amount
		Financial				paid/received in the
Date	Transaction	instrument	ISIN code	Quantity	Unit price	transaction	Source
February	S	AZO Enel	IT0003128367	85,938	€5.240	€450,315.12	Exercise of
22, 2006							stock options

February	V	AZO Enel	IT0003128367	85,938	€7.150	€614,456.70	Market
22, 2006							transaction

Sub-TOTAL (A)						€1,064,771.82

Disclosure of transactions referred to in article 2.6.4, paragraph 1, letters b) e c), of the Market Regulations, with the exclusion of convertible bonds

						Actual			Potential
					Underlying	investment/disinvestment			investment/disinvestment
		Financial			financial		Unit			Unit		Fea-
Date	Transaction	instrument	Category	ISIN code	instrument	Qty	price	Amount	Qty	price	Amount	tures
—	—	—	—	—	—	—	—	—	—	—	—	—

Sub-TOTAL (B)											0

TOTAL (A) + (B)											€1,064,771.82

For an explanation of certain information presented in the table above, please see the notes to the corresponding cell in the first table presented in these “Notices relating to trading of Enel shares by Senior Management”
*****

Company: Enel S.p.A.
Reference period: 1st quarter (January — March) 2006

Disclosure:	periodic	immediate	delayed
Declarer: Luca Torchia			Title: Investor Relations Manager Enel S.p.A.
Disclosure of transactions referred to in article 2.6.4, paragraph 1, letter a), of the Market Regulations, as well as of convertible bonds

						Amount
		Financial				paid/received in the
Date	Transaction	instrument	ISIN code	Quantity	Unit price	transaction	Source
February	S	AZO Enel	IT0003128367	20,290	€5.240	€106,319.60	Exercise of
21, 2006							stock options

February	V	AZO Enel	IT0003128367	20,290	€7.055	€143,145.95	Market
21, 2006							transaction

Sub-TOTAL (A)						€249,465.55

Disclosure of transactions referred to in article 2.6.4, paragraph 1, letters b) e c), of the Market Regulations, with the exclusion of convertible bonds

						Actual			Potential
					Underlying	investment/disinvestment			investment/disinvestment
		Financial			financial		Unit			Unit		Fea-
Date	Transaction	instrument	Category	ISIN code	instrument	Qty	price	Amount	Qty	price	Amount	tures
—	—	—	—	—	—	—	—	—	—	—	—	—

Sub-TOTAL (B)											0

TOTAL (A) + (B)											€249,465.55

For an explanation of certain information presented in the table above, please see the notes to the corresponding cell in the first table presented in these “Notices relating to trading of Enel shares by Senior Management”
*****

2005 Results 2006-2010 Plan London, 23 March 2006

2005 Results Luigi Ferraris 2006-2010 plan Market Francesco Starace Generation & Energy Management Sandro Fontecedro Infrastructure & Network Livio Gallo International Activities Fulvio Conti Strategy and Targets Fulvio Conti Questions & Answers Annexes Agenda

2005 Results Luigi Ferraris 2006-2010 plan Market Francesco Starace Generation & Energy Management Sandro Fontecedro Infrastructure & Network Livio Gallo International Activities Fulvio Conti Strategy and Targets Fulvio Conti Questions & Answers Annexes Agenda

2005 Results Source: Terna Operational data: Italian generation market (1) Including pumped storage

Operational data: Italian electricity market demand (1) Net of losses on the grid 2005 Results

Operational data: Italian gas market 2005 Results Excluding thermal generation

2005 Results Operational data: Enel's international activities

Financial highlights 2005 Results Excellent financial performance Including effect of Single Buyer's activities following the launch of the pool on April 1, 2004 Both 2004 and 2005 EBITDA are reported net of capital gains on Terna disposal Net of extraordinary items

2004 GEM N&S Altro 2005 0 7057 7441 7648 0 GEM 3267 438 207 98 3705 N&S 3530 3737 Altro 250 304 2004 Generation & Energy Mgmt Network & Sales Services & Holding(2) 2005 7,745 7,003 Generation & Energy Mgmt(4) Network &(3) Sales Services & Holding(2) Profitability steadily growing in all business areas 2004 EBITDA net of 2000-2003 stranded costs Including intercompany adjustments Of which international: 192€mn in 2005 vs 77€mn in 2004 Of which international: 290€mn in 2005 vs 215€mn in 2004 EBITDA(1) evolution (€mn) 2005 Results

12/31/2004 Wind, Terna Cash flow from operations Capex Extra Net financial charges Taxes Dividends 12/31/2005 0 -16088 -8023 -8023 -6162 -6162 -7025 -8840 0 -24514 -8426 -8065 -3257 -5118 -863 -1815 -3472 -12312 2004 Wind Terna Cash flow from operations Extra- ordinary activities Net financial charges 2005 Taxes Dividends Capex Down 12.2bn -12,312 +5,118 +8,426 +8,065 -3,257 -24,514 -3,472 -863 -1,815 Net debt evolution (€mn) 2005 Results Strong operational cash-flow and extraordinary items

Dividend (€c/share) 2005 Results A sound and high-yield investment 2005 2006 GEM 36 44 Paid in 2005 2006 36 44 +22%

2005 Results Luigi Ferraris 2006-2010 plan Market Francesco Starace Generation & Energy Management Sandro Fontecedro Infrastructure & Network Livio Gallo International Activities Fulvio Conti Strategy and Targets Fulvio Conti Questions & Answers Annexes Agenda

2004-2010 free electricity market evolution (TWh) 2004 2005 2007 2010 Losses 21 21 22 23 Self consum 21 21 21 21 Libero 127 135 169 237 Vincolato 156 152 130 82 2004 2005 2007 2010 Captive market Free market Potential free market 170 226 306 325 329 342 363 Market Strong potential for growth in the eligible market Full market opening in 2007 New power generation Value-added services offered by retailers Launch of a structured forward market Key competition drivers Self consumption Losses on the grid (6.4%)

Consumption Captive market 150 Eligible market 80 Free market 30 -19 -19 Domestic electricity market in 2005 Market Strong potential for growth in SME and SOHO Electricity consumption(1) (TWh) Number of customers (mn) Captive Market Eligible Market Free Market Captive Market Eligible Market Free Market ~22% 52% 48% 287 34.6 Self consumption Losses on the grid Self consumption Losses on the grid Consumption Captive market 62 Eligible market 90 Free market 135 -21 -21 The figure of 287TWh does not include self-consumption and losses on the grid

Excluding thermal generation. Totals do not include the item "other consumption" 2005-2010 domestic gas(1) market evolution (bcm) Market High penetration of gas distribution in Italy 2005 2007 2010 Industrial 20.5 22 23.1 Residential 30.1 28.8 29.3 Other uses 3.5 3.6 3.6 Other consumption -4 -4 -5 2005 2007 2010 52.3 52.6 54.2 Other uses Residential market Industrial market Other consumption

Electricity (captive market) Volumi Est 52.3 Ovest 5.1 Volumi Est 30 Ovest 5 Enel is the 2nd operator in terms of volumes Enel is the 1st operator in terms of CAGR 2004-05 Positive marketing test on dual energy offer: 30% acquisitions Enel is the 1st operator in terms of volumes Slight volume increase over the last three years Potential strong increase in eligible retail market Potential eligible market available is equal to 90TWh Positive impact of new tariffs launch in terms of Enel brand image: ~ 640,000 subscriptions Total market Enel Enel's position in 2005 Market Dual energy offer as a tool for growth Electricity (free market) Gas Volumes (bmc) Customers (mn) 52.3 5.1 17.0 2.1 Volumi Est 135 Ovest 18 Volumi Est 283 Ovest 39 Volumes (TWh) Customers (thousands) 135 18 283 39 Volumi Est 152 Ovest 130 Volumi Est 34.3 Ovest 29.8 Volumes (TWh) Customers (mn) 152 34.3 29.8 130

2005 2007 2010 Industrial 10 13 15 8 17 66 Enel's targets in 2010 Market Focus on increasing share on the free market Hedging production margins 2005 2007 2010 Industrial 3 4 7.5 2005 2007 2010 5.1 5.8 7.5 Gas (bcm) Expected market share: 14% 2005 2007 2010 18 30 81 Electricity free market (TWh) Expected market share: 34% 2005 2007 2010 Expected market share: 81% Selection of market segment consistent with strategy in power market Dual energy offer sustains customer retention Volume decline in line with Enel's increase on the free market Strong increase in SME and residential market Reduced sales to Single Buyer Excellence in quality service retail & large energy intensive Electricity captive market (TWh) 2005 2007 2010 Industrial 128 108 64 130 108 64

Residential Micro & medium businesses Large businesses Energy intensive Enel's domestic targets in 2010: electricity free market (TWh) Market Targeting 12mn customers 2005 2007 2010 Industrial 10 13 15 8 17 6 41 19 2005 2007 2010 18 30 81 retail & large energy intensive Strong penetration in SME and residential segments

2005 Results Luigi Ferraris 2006-2010 plan Market Francesco Starace Generation & Energy Management Sandro Fontecedro Infrastructure & Network Livio Gallo International Activities Fulvio Conti Strategy and Targets Fulvio Conti Questions & Answers Annexes Agenda

CIF ARA (Rotterdam) Fuel price scenario Generation & Energy Management Brent ($/bbl) 4Q05 Jan-Feb 06 Brent 57 62 57 2010 Brent 45 62 45 Long-term (2010) 4Q05 Jan-Feb 06 Brent 57 62 Coal(1) ($/ton) 58 52 2010 Brent 50 50 Long-term (2010) Jan-Feb 2006 4Q2005 Jan-Feb 2006 4Q2005

Additional capacity since 2003. Current market scenario Market scenario Generation & Energy Management Italian price driven by new gas-fired CCGT (oil&gas price sensitive) Already authorised Under construction Enel Capex efficiency 8.1 7.1 4.8 Operating Under construction 4.8 7.1 Already authorised (on hold) 8.1 Additional capacity(1) CCGT Greenfield (GW) Additional capacity(1) CCGT Repowered (GW) Construction about to start Under construction Operating Others 0.4 1.5 3.8 Enel 2.5 5.7 9.5 2.4 0.4 Operating Under construction Constructiona bout to start Others Enel

Price convergence Spread between Italian and continental price is decreasing Less than expected increase in import in spite of 1.3GW of San Fiorano-Robbia line already operating Market scenario Generation & Energy Management New opportunities coming from export 5/1/2004 6/1/2004 7/1/2004 8/1/2004 9/1/2004 10/1/2004 11/1/2004 12/1/2004 1/1/2005 2/1/2005 3/1/2005 4/1/2005 5/1/2005 6/1/2005 7/1/2005 8/1/2005 9/1/2005 10/1/2005 11/1/2005 12/1/2005 Continental 25.6 26.8 27 28.8 31.6 29.6 29.8 29.9 31.1 39.9 47.8 40.2 37.2 46.3 45.6 37 47.2 47 68.9 67.9 12/1/2005 IPEX 44 62 61.4 49.3 53.9 50 46.8 49.2 61 60.7 56.5 48.7 47.3 54.8 64.7 56.2 63.3 63.1 62.8 65.6 67.9 Continental power price vs IPEX (€/MWh) Average Powernext, EEX IPEX 66 25 44 68 April 2004 September 2004 February 2005 July 2005 December 2005

Generation & Energy Management

CO_2 Emission Trading Scheme

Effects on variable costs[1] (€/MWh)


CO2
Fuel cost
CO2 = 20€/ton
35
15
20
Coal
57
7
50
CCGT
CO2 = 40€/ton
51
31
20
Coal
64
14
50
CCGT

Actions undertaken to develop competitive CO_2 sourcing

- **Carbon funds: participation in ICECAP already finalised; negotiations in progress for ICF and SCF**
- **Direct development of JI/CDM projects leveraging on renewables competences**
- **Direct purchasing in large projects and in countries with large CDM potential**
- **Biomass co-combustion in coal facilities**

Coal remains competitive

(1) At current fuel costs

22

Torre Nord under construction Porto Tolle regional EIA(1) obtained national EIA(1) submitted Environmental Impact Assessment Enel's Production Mix Re-powering plan Generation & Energy Management 2002 2004 2005 Target Renewables 0.24 0.27 0.27 0.3 Coal 0.22 0.25 0.27 0.5 Gas CCGT 0.09 0.19 0.2 0.2 Oil&gas OCGT/ST 0.45 0.29 0.26 0.01 2005 2004 2002 Target Highly efficient CCGTs 10 in operation 2 under construction Coal re-powering Oil & Gas ST/OCGT Gas CCGT Coal Renewables

Operational efficiency Generation & Energy Management 2002A 2004A 2005A 2007T O&M/MW 13.9 11.4 10.6 10.2 O&M/MW thermal (k€) Thermal: Quasar project plants imbalanced production (%) 2002 Actual 2004 Actual 2005 Actual 2007 Target 10.2 10.6 11.4 13.9 Total Quasar project coal plants availability (%) 2004 2005% 0.868 0.898 2004 2005 86.8 89.8 2004 2005% 0.064 0.034 2004 2005 6.4 3.4 Quasar project to yield 50€mn per year of benefits starting from 2005

112MW additional renewable capacity in 2005 Investments (€bn) Wind Hydro Geothermal Growth in renewables - Italy Generation & Energy Management Pursuing growth in renewables with 300 MW of additional capacity in 2006-2010 2003-2005 2006-2010 Investments 0.8 1.3 2003-2005 2006-2010 0.8 1.3

Coal conversion program on track Torre Nord: plant operational by 2008 Porto Tolle: plant operational by 2010 Conversion Plan Operational efficiency Strategy Generation & Energy Management Reinforcing leadership in the domestic generation market Continuous improvement thanks to a total quality approach 50€mn per year of economic benefits starting from 2005 thanks to the Quasar project Renewables Pursuing growth in renewables 300MW of additional capacity in the 2006-2010 period

2005 Results Luigi Ferraris 2006-2010 plan Market Francesco Starace Generation & Energy Management Sandro Fontecedro Infrastructure & Network Livio Gallo International Activities Fulvio Conti Strategy and Targets Fulvio Conti Questions & Answers Annexes Agenda

31 million end-users connected by 2010 Gas distributed (bcm) Electricity distributed (TWh) 2.5 million end-users connected by 2010 Evolution of electricity and gas Infrastructure & Network 2004 2005 2007 2010 Electricity distributed 251 251 258 274 2004 2005 2007 2010 O&M/MW 3.7 3.9 4.1 4.6 2005 2010 251 258 2004 2007 251 274 2005-2010 CAGR 1.9% 3.7 4.1 3.9 4.6 2005-2010 CAGR 2.9% 2005 2010 2004 2007 Current market share: 81% Current market share: 8%

Excluding AMM project Including third parties damages in according to new Italian Regulatory Authority rules Vs 2001 Results delivered: electricity Infrastructure & Network 2001 2004 2005 Capex 50 36 35 Opex 103 89 84 2001 2004 Efficiency - Cash cost (€/customer) 1,000€mn savings(3) per year 2002-2005 cumulated quality bonus >450€mn Capex (1) Opex 2005 153 125 119 2001 2004 2005 Minuti 128 73 64 2001(2) 2004(2) 2005(2) Quality - Minutes lost per customer 128 73 64 -50%

Results delivered: gas Infrastructure & Network Second largest operator in Italy with 2 million end-users 2004 2005 Colombo Gas 76 229668 Camigas 96 279227 Gruppo Brianza 126 363842 Erogasus 166 412193 Sicim Edilgeo 175 420654 Comedigas 181 436368 Metansud 218 530653 Sogegas 364 905374 Impregest 392 936802 SGM 399 960977 Agas 501 1224491 Gruppo Ripamonti 582 1419104 Gruppo Marcotti 672 1625804 Gruppo Camuzzi 1852 3516331 Sicilmetano 1889 3559847 Ottogas 1925 3587407 Italgestioni 1959 3614000 Metanodotti Padani 1980 3664000 2000 2001 2002 2005 End-users Bcm Bcm Thousand customers

Cost reduction(1) 250€mn by 2007 Revenue increase(1) 200€mn by 2007 Vs 2001 Automatic Meter Management Infrastructure & Network 2004 2005 2006 Milioni 13 96 142 2004 2005 2006 Remote readings (mn) 13 96 142 Improved accuracy and efficiency Fraud reduction 2004 2005 2006 Remote operations 0.9 3.5 6.1 0.9 3.5 6.1 Remote operations (mn) Reduction in call-outs Bad-debt management 2004 2005 2006 30mn units installed by end 2006

Work force management Palm-top to field units On-line maintenance schedule Continuous access to the central database Real-time localization of vehicles Optimization of field operational unit activities HV and MV network remotely operated Automatic fault clearing procedures Vs 2004 Cost reduction(1) 150€mn by 2007 Continuous process re-engineering Infrastructure & Network Network automation

2005 2007 2010 Colombo Gas 990 973 931 Camigas 64 56 47 Spain Uk Enel Capex efficiency 47 73 35 Risk-based asset management Infrastructure & Network Tight control of investments Efficiency - Capex(1) per customer (€) Enel UK comparables 35 73 Quality - Investments and service level Spain comparables 47 2005 2007 2010 Investments based on 'scale of risk' of network assets Investments (€mn) Minutes lost 990 973 931 64 56 47 Excluding AMM project

1,360€mn of savings per year by 2010(2) Exluding AMM project Vs 2001 Cash-cost per customer of electricity distribution Infrastructure & Network 2005 2007 2010 Capex 35 34 31 Opex 84 79 76 2005 2007 Capex (1) Opex 2010 119 113 107 Euros per customer 1,000€mn savings per year Additional 360€mn savings per year

2005 Results Luigi Ferraris 2006-2010 plan Market Francesco Starace Generation & Energy Management Sandro Fontecedro Infrastructure & Network Livio Gallo International Activities Fulvio Conti Strategy and Targets Fulvio Conti Questions & Answers Annexes Agenda

Becoming a leader in the European market Central EU + Centrel + Italy Southern-Eastern EU Iberia Northern Pool International activities European regional markets: Enel's position

Current market scenario Iberia: Spain International activities Demand growing 4% per year Pool price almost doubled in 2005 Enel's current position Installed capacity: 2,600MW (of which 1,000MW in renewables) Production market share: exceeding 4% Customers: more than 600,000 2005 EBITDA: 284€mn (+42% on 2004) Development of Enel's position Installed capacity: 1,625€mn investments to upgrade and increase capacity by 2010 2,000MW CCGT 700MW wind and hydro Implementation of digital meter system by 2009

International activities

Southern-Eastern Europe: Romania



Current market scenario

- EU membership in 2007
- Full liberalisation of non-residential market starting from 2006
- High return on investment
- GDP growing 4-5% per year

Enel's current position

- Electricity sold: 3.2TWh
- Electricity distributed: 4.5TWh
- Market share in electricity sales: c20%
- Customers: 1.4mn
- 2005 EBITDA: 82€mn, significantly above acquisition business plan

Development of Enel's position

- 333€mn investments planned for Banat and Dobrogea
- Shortlisted in the acquisiton of Muntenia Sud
- Interested in generation assets

38

Enel
ENERGY IN TUNE WITH YOU.

Current market scenario High interconnection capacity Few new plants expected to be built in the region Wholesale market price converging to German level Centrel: Slovakia International activities Enel's current position Installed capacity: 6,400MW Efficient production mix Domestic sales: 20TWh Active energy trading with countries nearby Development of Enel's position 80€mn investments to uprate nuclear plants 2 nuclear plants under study 173€mn investments in renewables Development platform for Centrel market

Current market scenario Favourable regulatory framework for renewables Opportunities to grow in geothermal in Latin America Enel's current position Installed capacity: 600MW (completely in renewables) of which 400MW in NA 200MW in LA EBITDA 2005: 72€mn (+24% pm 2004) and continuously growing since 2001 Development of Enel's position Consolidation of portfolio in NA Opportunities in small hydro and wind in NA Consolidation of Lageo in NA Greenfield opportunities in hydro and geo in LA Northern and Latin America International activities

2005 Results Luigi Ferraris 2006-2010 plan Market Francesco Starace Generation & Energy Management Sandro Fontecedro Infrastructure & Network Livio Gallo International Activities Fulvio Conti Strategy and Targets Fulvio Conti Questions & Answers Annexes Agenda

Becoming one of the largest European electricity and gas players by 2010 Strategy: three clear priorities Retain our market leadership in Italy in a liberalising market Improve customer value through continued investment program and cost leadership Continue to invest in and grow our European energy and International renewables activities, organically and by acquisitions Strategy and targets

Annual OPEX reduction 2005-2007(1) EBITDA CAGR 2005-2007 EBITDA - International 2007 (% of total) ROACE (2007) >Euro200mn ^3% > 10% 17% It does not consider any change in the scope of consolidation Further growth will come from new international acquisitions Overall financial targets Strategy and targets

Strategic considerations Enel has already an established European footprint European market is consolidating High capex requirements Long term investment cycle Effective counter-balance to global energy companies Scale delivers more value to consumers Enel is a well capitalised, efficient and integrated operator Strong balance sheet Good fuel mix Technology leader Enel will be a pan-European leader in the energy and gas business Strategy and targets Size, efficiency and geography matter

2005 Results Luigi Ferraris 2006-2010 Plan Market Francesco Starace Generation & Energy Management Sandro Fontecedro Infrastructure & Network Livio Gallo International Activities Fulvio Conti Strategy and Targets Fulvio Conti Questions & Answers Annexes Agenda

2005 Results Luigi Ferraris 2006-2010 Plan Market Francesco Starace Generation & Energy Management Sandro Fontecedro Infrastructure & Network Livio Gallo International Activities Fulvio Conti Strategy and Targets Fulvio Conti Questions & Answers Annexes Agenda

Annexes Income statement (1) 2004 EBITDA includes Euro 1,068mn for past stranded costs

Annexes From EBIT to EPS

Annexes Balance sheet (1) ROACE = EBIT/Average Net Capital Employed. EBIT does not include 1,068€mn for past stranded costs

Annexes EBIT by business area (€mn) 2004 2005 GEM 2531 2565 N&S 2693 2778 Services & Holding 646 300 5,870 5,538 2004 2005 -5.7% +1.3% Generation & Energy Management Network & Sales Services & Holding +3.2% -69.8% -332mn

Annexes Generation & Energy Management (1) Total revenues net of -40€mn and -75€mn intercompany adjustments in 2004 and 2005, respectively

Annexes Network & Sales (1) Total revenues net of -7€mn and Euro +2€mn intercompany adjustments in 2004 and 2005, respectively

Annexes Network & Sales - Continued

Annexes Services & Holding

Annexes Services & Holding - Continued (1) Services and other only

Annexes Capex by business area: continuing operations (€mn) 2004 2005 GEM 857 1027 N&S 1711 1692 Services & Holding 200 190 2,690 2,829 2004 2005 +5.2% +19.9% Generation & Energy Management Network & Sales Services & Holding -1.1% -9.6% +139mn

Annexes Debt structure Average debt maturity: 7 years and 7 months Average cost of debt: 4.3% (Fixed+hedged)/Total long-term debt: 84% (Fixed+hedged)/Total net debt: 81% Rating: S&P's = A+/A-1 negative; Moody's = Aa3/P-1 stable (1) Including both continuing and discontinued operations (2) Including current maturities of long-term debt (3) Including factoring receivables

THESE SLIDES HAVE BEEN PREPARED BY THE COMPANY SOLELY FOR THE USE AT THE ANALYST CONFERENCE CALL ON ENEL'S FULL YEAR 2005 CONSOLIDATED RESULTS AND 2006-2010 PLAN. THE INFORMATION CONTAINED HEREIN HAS NOT BEEN INDEPENDENTLY VERIFIED. NONE OF THE COMPANY OR REPRESENTATIVES SHALL HAVE ANY LIABILITY WHATSOEVER IN NEGLIGENCE OR OTHERWISE FOR ANY LOSS HOWSOEVER ARISING FROM ANY USE OF THESE SLIDES OR THEIR CONTENTS OR OTHERWISE ARISING IN CONNECTION WITH THESE SLIDES OR ANY MATERIAL DISCUSSED DURING THE ANALYST PRESENTATION. THIS DOCUMENT IS BEING FURNISHED TO YOU SOLELY FOR YOUR INFORMATION AND MAY NOT BE REPRODUCED OR REDISTRIBUTED TO ANY OTHER PERSON. THE INFORMATION CONTAINED HEREIN AND OTHER MATERIAL DISCUSSED DURING THE ANALYST PRESENTATION MAY INCLUDE FORWARD-LOOKING STATEMENTS THAT ARE NOT HISTORICAL FACTS, INCLUDING STATEMENTS ABOUT THE COMPANY'S BELIEFS AND EXPECTATIONS. THESE STATEMENTS ARE BASED ON CURRENT PLANS, ESTIMATES, PROJECTIONS AND PROJECTS, AND THEREFORE YOU SHOULD NOT PLACE UNDUE RELIANCE ON THEM. FORWARD-LOOKING STATEMENTS INVOLVE INHERENT RISKS AND UNCERTAINTIES. WE CAUTION YOU THAT A NUMBER OF IMPORTANT FACTORS COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN ANY FORWARD-LOOKING STATEMENT. SUCH FACTORS INCLUDE, BUT ARE NOT LIMITED TO: TRENDS IN ENEL'S CORE ENERGY BUSINESS, ITS ABILITY TO IMPLEMENT COST- CUTTING PLANS, CHANGES IN THE REGULATORY ENVIRONMENT AND FUTURE CAPITAL EXPENDITURES. DISCLAIMER

Investor Relations Team: Luca Torchia: +39 06 8305 3437 Massimiliano Bevignani: +39 8305 7023 Donatella Izzo: +39 06 83057449 Fausto Sblandi: +39 06 83052226 Federica Todaro: +39 06 8305 9502 investor.relations@enel.it Visit our website at: www.enel.it (Investor Relations) Contact us

SIGNATURES
          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Società per Azioni

By:	/s/ Avv. Claudio Sartorelli

Name: Avv. Claudio Sartorelli
Title: Secretary of Enel Società per Azioni
Dated: March 23, 2006